[redacted]

08029231 ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATEWAY INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1144 Lake Street, Suite #207

(No. and Street)

Oak Park, IL 60301

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beatrice R. Assad 213-443-1697

(Area Code – Telephone Number)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

KPMG LLP

(Name – *if individual, state last, first, middle name*)

Washington, DC
111

355 South Grand Avenue, Suite #2000 Los Angeles, CA 90071

(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 8 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beatrice R. Assad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gateway Investment Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REHANA J. KHAN
Commission # 1510366
Notary Public - California
Los Angeles County
My Comm. Expires Aug 29, 2008

Beatrice R. Assad
Signature

Chief Finanacial Officer
Title

Rehana Khan see attached Jurat
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

[ ] See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22 day of February, 2008, by
Date Month Year
(1) Beatrice R Assad,
Name of Signer
proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)
(and
(2) ____________________,
Name of Signer
proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

REHANA J. KHAN
Commission # 1510366
Notary Public - California
Los Angeles County
My Comm. Expires Aug 29, 2008

Signature Rehana Khan
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: SEC Form X-17A-5

Document Date: ____________ Number of Pages: ______

Signer(s) Other Than Named Above: ____________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

KPMG

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY

(SEC Identification No. 8-45370)

Consolidated Financial Statements
and Supplemental Schedules

December 31, 2007

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

Filed in accordance with Rule 17a-5(e)(3) as a public document

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Shareholder
Gateway Investment Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Gateway Investment Services, Inc. and subsidiary (the Company) (a wholly owned subsidiary of FBOP Corporation) as of December 31, 2007 and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gateway Investment Services, Inc. and subsidiary as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2008

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY

(SEC Identification No. 8-45370)

Consolidated Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	119,911
Certificate of deposit		206,246
Accounts receivable		2,055
Prepaid expense		554
Total	$	328,766

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	25,486
Due to Parent		4,366
Total liabilities		29,852
Shareholder's equity:		
Common stock, $1 par value. Authorized, 50,000 shares; issued and outstanding, 50 shares		50
Additional paid-in capital		49,950
Retained earnings		248,914
Total shareholder's equity		298,914
Total	$	328,766

See accompanying notes to consolidated financial statements.

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY
(SEC Identification No. 8-45370)

Consolidated Statement of Operations

Year ended December 31, 2007

Revenues:		
Interest income	$	7,757
Commissions		23,661
Other income		38,000
Total revenues		69,418
Expenses:		
Employee compensation and benefits		18,000
General and administrative		597
Occupancy		12,000
Professional fees		28,107
Total expenses		58,704
Income before income taxes		10,714
Income tax expense		4,366
Net income	$	6,348

See accompanying notes to consolidated financial statements.

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY
(SEC Identification No. 8-45370)

Consolidated Statement of Changes in Shareholder's Equity

Year ended December 31, 2007

		Common stock	Additional paid-in capital	Retained earnings	Shareholder's equity
Balance, January 1, 2007	$	50	49,950	242,566	292,566
Net income		—	—	6,348	6,348
Balance, December 31, 2007	$	50	49,950	248,914	298,914

See accompanying notes to consolidated financial statements.

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY
(SEC Identification No. 8-45370)

Consolidated Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	6,348
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in accounts receivable		(2,055)
Increase in prepaid expenses		(554)
Decrease in due from Parent		15,352
Decrease in accounts payable and accrued expenses		(1,514)
Increase in due to Parent		4,366
Net cash provided by operating activities		21,943
Cash flows from investing activity:		
Investment in certificate of deposit maturing July 29, 2008		(206,246)
Net cash used in investing activity		(206,246)
Net decrease in cash and cash equivalents		(184,303)
Cash and cash equivalents:		
Beginning of year		304,214
End of year	$	119,911

See accompanying notes to consolidated financial statements.

(1) Organization

Gateway Investment Services, Inc. (Gateway) was incorporated in California in October 1989 and became a registered broker-dealer on October 14, 1993 under the Securities Exchange Act of 1934. Gateway and its wholly owned subsidiary (the Company) are wholly owned subsidiaries of Bank Plus Corporation, which, in turn, is a wholly owned subsidiary of FBOP Corporation (the Parent).

The Company's operations are limited to the receipt of trail commissions earned for products offered and sold prior to the discontinuance of such operations in 2003.

On December 22, 2004, the Company entered into a services agreement with River Capital Advisors, Inc. (River Capital), which is also a wholly owned subsidiary of the Parent. Per the terms of the agreement, the Company and River Capital plan to offer advisory services related to the restructuring of debt obligations.

(2) Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the financial statements of Gateway and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Management considers investments in money market funds as cash equivalents as they are carried at cost, which approximates fair value.

(c) Revenue Recognition

Trail commissions are recognized when earned.

(d) Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

(f) *Certificate of Deposit*

The nine-month certificate of deposit has a maturity date in excess of 90 days and was opened on October 29, 2007 for $204,520 maturing on July 29, 2008 with an annual interest rate of 4.879%. The certificate of deposit is stated at cost and accrued interest income of $1,726 earned from October 29, 2007 to December 31, 2007, which approximates fair value.

(3) Related Party Transactions

The Company is subject to an allocation of charges from the affiliated companies for general overhead costs. During the year ended December 31, 2007, the Company paid $30,000 to the affiliated companies for such allocated charges.

(4) Income Taxes

The Company's results are included in the consolidated federal income tax and the California franchise tax returns filed by the Parent. The Company is allocated income taxes based on the separate-return method and allocated tax expense to the Parent on a consolidated basis. Amounts due to Parent as of December 31, 2007 of $4,366 relate to current income tax payable to the Parent.

Income taxes consist of the following components on a separate-return basis:

Current income tax:		
Federal	$	3,419
State		947
	$	4,366

The provision for taxes on income differs from the amounts computed by applying the federal rate of 35% primarily because of the effect of state income taxes as follows:

Computed expected tax expense at 35% of income before income taxes	$	3,750
Increase in income tax expense at 8.84% resulting from state and city income taxes, net of federal income tax benefit		616
Total income tax expense	$	4,366

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. This interpretation defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained upon challenge by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. FIN 48 was effective for fiscal years beginning after December 15, 2006, with early application permitted if no interim financial statements have been issued. In January 2008, the FASB deferred FIN 48 for nonpublic entities, as defined in Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. However, the Company is ineligible for this deferral, as FIN 48 was adopted by its Parent in the current fiscal year. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more likely than not to be sustained as of the adoption date. Management of the Company has analyzed the tax positions of the Company. Upon adoption of FIN 48, management identified no uncertain tax positions that have not met the more-likely-than-not standard.

(5) Concentration of Credit Risk

The Company maintains its cash and cash equivalents in various federally insured banking institutions. The account balances at each institution periodically exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2007, the Company had net capital of $228,977, which was $223,977 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

(7) Reserve Requirements for Brokers or Dealers

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934 because it carries no margin accounts, promptly transmits all customer funds, and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions among the Company and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Gateway Investment Services, Inc."

(8) Contingencies

The Company in the ordinary course of its business is subject to potential claims. The Company's management believes the outcome of these matters will not have a material or adverse effect on the Company's consolidated financial statements or its business.

Schedule I

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY
(SEC Identification No. 8-45370)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007

Shareholder's equity	$	298,914
Nonallowable assets:		
Prepaid expenses		(554)
Other		(68,616)
Net capital before haircuts on securities		229,744
Haircuts on securities:		
Certificate of deposit		(767)
Net capital	$	228,977
Computation of aggregate indebtedness:		
Total aggregate indebtedness	$	29,852
Minimum net capital requirement (6⅔% of aggregate indebtedness)		1,990
Minimum capital requirement		5,000
Net capital required		5,000
Excess net capital		223,977
Ratio of total aggregate indebtedness to net capital		0.13 to 1

The following provides a reconciliation between the computation of net capital, as computed above, and the computation included in Part II of Form X-17A-5 filed by the Company on January 24, 2008.

		As reported on Form X-17A-5	Adjustments		As reported above
Shareholder's equity	$	295,387	3,527	(a)	298,914
Deductions:					
Other		(68,616)	—		(68,616)
Prepaid expenses		(1,023)	469	(b)	(554)
Net capital before haircuts on securities		225,748	3,996		229,744
Haircuts on securities:					
Certificate of deposit		—	(767)	(c)	(767)
Net capital	$	225,748	3,229		228,977
Total aggregate indebtedness	$	29,044	808	(d)	29,852
Minimum net capital requirement		1,936			1,990
Net capital required		5,000			5,000
Excess net capital		220,748			223,977
Ratio of aggregate indebtedness to net capital		0.13 to 1			0.13 to 1

Notes:

(a) Reflects incremental net income recorded.
(b) Reflects reclassification of haircut taken on securities net of additional nonallowable prepaid asset.
(c) Reflects haircut taken on certificate of deposit.
(d) Reflects increase in accounts payable recorded.

See accompanying independent auditors' report.

Schedule II

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY

(SEC Identification No. 8-45370)

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

Exemption is claimed under Section (k)(2)(i) of Rule 15c3-3.

See accompanying independent auditors' report.

Schedule III

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY
(SEC Identification No. 8-45370)

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

Exemption is claimed under Section (k)(2)(i) of Rule 15c3-3.

See accompanying independent auditors' report.

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors and Shareholder
Gateway Investment Services, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Gateway Investment Services, Inc. and subsidiary (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the efficiency of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Shareholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2008

END